SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: April 11, 2022

List of materials

Documents attached hereto:

i) Press release: Announcement of Additional Strategic Investment in Epic Games, Inc.

April 11, 2022
Sony Group Corporation

Announcement of Additional Strategic Investment in Epic Games, Inc.

Regarding the strategic investments in Epic Games, Inc. (“Epic”) previously announced on July 9, 2020 and April 13, 2021, Sony Group Corporation (“Sony”) today announced that it has entered into a definitive agreement to execute an additional strategic investment of approximately 1 billion U.S. dollars (the “additional investment”) in Epic through its wholly-owned subsidiary, Sony Corporation of America. This additional investment is subject to customary closing conditions, including regulatory approvals.

Through this additional investment, Sony aims to further expand and deepen areas of collaboration between the two companies, promoting further exploration of opportunities leading to new value creation, primarily in the area of entertainment.

This additional investment is not anticipated to have a material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2023.

End of document

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